For Immediate Release

Sterigenics Enters into Definitive Agreement to Acquire Nordion

•	Transaction successfully completes Nordion’s strategic review, subject to closing, delivering value to shareholders

•	Shareholders to receive an aggregate cash consideration of US $11.75 per share

•	Nordion to hold conference call and webcast at 8:00 am ET on Monday, March 31, 2014 to discuss the announcement

Ottawa, Canada, March 28, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ), a leading provider of products and services to the global health science market, announced that it has entered into a definitive agreement (the "Arrangement Agreement") to be acquired by Sterigenics, a global leader in sterilization services and a portfolio company of GTCR LLC, a leading private equity firm based in Chicago, Illinois, USA. Pursuant to this Arrangement Agreement, shareholders will receive an aggregate cash consideration of US$11.75 per share (collectively, the "Consideration"). Upon closing of this transaction, Nordion will operate as a standalone company within Sterigenics and will continue to operate under the Nordion name.

The total transaction is valued at approximately US$727 million and will be funded using a combination of new debt facilities and equity financing, both of which are fully committed, Sterigenics's cash on hand, and a portion of Nordion's cash on hand. The Consideration represents a premium of approximately 12% to the closing price of US$10.48 per share on the NYSE on March 27, 2014 and a premium of approximately 24% over the 90-day volume weighted average price of US$9.47 per share on the NYSE. Adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of US$319.5 million or US$5.16 per share, the cash adjusted premium to the 90-day volume weighted average price on the NYSE is approximately 53%.

"This transaction delivers value to our shareholders and is a good strategic fit for Nordion", said Steve West, Chief Executive Officer of Nordion. "We believe this partnership is beneficial to Nordion's employees and our customers, as Nordion and Sterigenics combine their global expertise, industry knowledge and the same focus on high quality standards and values. This transaction also marks the successful completion of Nordion’s strategic review."

Sterigenics, a global leader in sterilization services headquartered in Deerfield, Illinois, USA, offers technology in all major sterilization modalities.

“Nordion is a recognized global leader in the medical isotopes and sterilization sectors, sharing a similar mission to improve global public health,” said Michael Mulhern, Chief Executive Officer, Sterigenics. “Through this acquisition, our focus is to ensure a stable long-term source of Cobalt-60 that will maintain customer confidence in the future availability and growth of gamma sterilization as one of many sterilization options. In the short term, Nordion customers should expect business as usual.  Over the long run, we look forward to working with existing and new reactor partners to create a larger and more reliable supply of Cobalt-60 for the future.”

The Board of Directors of Nordion, acting on the unanimous recommendation of the Special Committee comprised solely of independent directors, has unanimously approved the transaction and recommends that Nordion shareholders vote in favour of the transaction.

"Nordion's Board of Directors fully and unanimously supports this transaction", said Bill Anderson, Chairman of the Board of Nordion. "The Management team, with direction from the Special Committee, undertook a comprehensive process to reach an outcome that the Board agrees delivers significant value to our shareholders and serves the best interest of our employees, customers and business."

Transaction Details
The Arrangement Agreement between Nordion and Sterigenics provides for a non-solicitation covenant on the part of Nordion, subject to customary "fiduciary out" provisions. A termination fee of US$12 million would be payable to Sterigenics in certain circumstances, including if it fails to exercise its right to match in the context of a superior proposal supported by Nordion, and a reverse break fee of US$24 million would be payable by Sterigenics to Nordion if the transaction is not completed in certain circumstances.

The transaction will be implemented by way of a plan of arrangement under the Canada Business Corporations Act and is subject to court approval and the approval of Nordion's shareholders. Implementation of the arrangement will be subject to the approval of 66 2/3% of the votes cast by shareholders present in person or by proxy at the special meeting of shareholders of Nordion.

The transaction is also subject to certain closing conditions, including receipt of all regulatory approvals, such as under competition/antitrust laws and the Investment Canada Act, and the coming into force of certain amendments to the Nordion and Theratronics Divestiture Authorization Act (the "Nordion Act") as described below. In addition, the transaction is effectively conditional upon the Company having at closing US$300 million of available cash on hand to complete the steps of the transaction. As of the date hereof, the Company has approximately US$330 million of cash and cash equivalents. The balance of the transaction is being financed through Sterigenics's (or affiliates or related companies) debt and equity financing and excess cash on its balance sheet. The transaction is not subject to any financing condition and is expected to close in the second half of calendar 2014.

The proposed legislative amendments to the Nordion Act were included in the most recent Budget Implementation Act, which was introduced to the House of Commons on March 28, 2014. In accordance with such proposed amendments, the foreign-ownership restrictions applicable to the Company will no longer apply to a change of control transaction with a "non-resident" (as defined in the Nordion Act) if such a transaction is approved under the Investment Canada Act. As noted above, the coming into force of the proposed amendments, as well as approval under the Investment Canada Act, among other things, is necessary to permit Sterigenics to acquire all the shares of Nordion.

Information Circular and Shareholders Meeting
A management information circular will be prepared and mailed to shareholders over the coming weeks providing shareholders with important information about the transaction. Nordion is required to hold a special shareholder meeting within 60 days of the date hereof. Details of the transaction as well as the rationale for the Board of Directors' support of the transaction will be set out in the information circular.  A copy of the opinion received by the Board of Directors regarding the Consideration payable in the transaction from a financial perspective will also be included in the information circular.

Nordion intends to make an application to the Commercial List of the Superior Court of Justice in Toronto, Ontario on or about March 31, 2014 for an order extending the time for calling and holding of the annual general meeting (the "AGM") currently scheduled to take place on April 29, 2014, such that the AGM would be held concurrently with the special meeting of shareholders to consider the transaction. Nordion will update and provide further details in respect of that matter in an upcoming news release.

Further details regarding the terms of the transaction are set out in the Arrangement Agreement, which Nordion will file on SEDAR and EDGAR and will render available on the Company’s website at www.nordion.com further to today’s announcement. The management information circular will also be made available on the Company’s website at www.nordion.com and under the profile of Nordion on SEDAR at www.sedar.com and on EDGAR at www.sec.gov concurrently with the mailing to the shareholders.

Conference Call
Nordion will hold a conference call on Monday, March 31, 2014 at 8:00 am ET to discuss the announcement. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at www.nordion.com/webcasts. To participate, please dial 1-866-696-5910 (toll-free Nordion America) or 1-416-340-2217 (International) with passcode 8772292.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

About Sterigenics
Headquartered in Deerfield, Illinois, Sterigenics operates out of 39 facilities across the Americas, Europe and Asia providing outsourced contract sterilization services to the medical device, pharmaceutical, food safety and high performance/specialty materials industries.

About GTCR LLC
Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered The Leaders Strategy™ – finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, GTCR has invested more than $10 billion in over 200 companies. For more information, please visit www.gtcr.com.

Advisors
Jefferies LLC is acting as financial advisor to Nordion in connection with the transaction. Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP are Nordion's legal counsel and Davies, Ward, Phillips & Vineberg LLP is the Special Committee's legal counsel. Gowling Lafleur Henderson LLP and Kirkland & Ellis LLP are counsel to Sterigenics.

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements and forward-looking information, within the meaning of certain securities laws, including under applicable Canadian securities laws and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the proposed acquisition by Sterigenics of all of the outstanding common shares of Nordion, the anticipated benefits of the transaction to the parties and their respective security holders; the timing and anticipated receipt of required regulatory, court and security holder approvals for the transaction; the timing and anticipated enactment of the proposed amendments to the Nordion Act; Sterigenics’s ability to complete its financing; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; and the anticipated timing of the meeting of Nordion shareholders to consider the transaction and for the closing of the transaction. The words "will", "expect", "subject to", "anticipate", "continue", "may", "should", "believe", "intends" and similar words and expressions are also intended to identify forward-looking statements or information. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for completion of the transaction, Nordion and Sterigenics have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the timing and anticipated enactment of the proposed amendments to the Nordion Act; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the transaction; and other expectations and assumptions concerning the transaction. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

SOURCE: Nordion